STATE AMENDATORY INCONSISTENCY RIDER

      Named Insured: Forum Funds, Forum Funds II and Forum ETF Trust                           Policy No.: FL5FD00081-151

      Rider No.: 15                                                                                                     Effective date of Rider:  05/01/15

      Issuing Company:  Everest Reinsurance Company

                     THIS RIDER CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

To be attached to and form part of Financial Institution Bond, Standard Form No. 14 in favor of.

It is agreed that to the extent there is an inconsistency between a rider to the attached Bond which is labeled as a state amendatory rider and any other term or condition of the attached Bond, then to the extent permitted by law, the Underwriter shall apply either the state amendatory rider or such conflicting other terms and conditions, whichever is more favorable to the Insured.

                          ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.